SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 1

AMBEV REPORTS 2017 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

São Paulo, March 1, 2018 – Ambev S.A. [B3: ABEV3; NYSE: ABEV] announces today its results for the 2017 fourth quarter and full year. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our financial information for the twelve-month period ended December 31, 2017 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: Top line was up by a solid 14.7% in 4Q17, driven by growth across all our operations: Brazil (+13.8%), Latin America South (LAS) (+22.6%), Central America and the Caribbean (CAC) (+15.0%), and Canada (+1.3%). In Brazil, volumes were up 2.9% while NR/hl up 10.7%. In LAS, volumes grew by a solid 5.8% and NR/hl rose by 15.9%. In CAC, NR/hl increased by 8.3% and, while organic volumes grew by 4.3%, reported volumes were up 30.1%, as a result of the swap of assets carried out with Anheuser-Busch InBev SA (ABI) and our operations in Panama. And, in Canada, volumes decline of 0.7% was more than offset by a NR/hl growth of 1.9%.

In the full year, net revenue increased by 9.6%, driven by growth in Brazil (+5.6%), LAS (+26.1%) and CAC (+8.8%) and a flattish performance in Canada (+0.2%). On a consolidated basis, volumes were up 0.9% and NR/hl grew by 8.5%.

Cost of Goods Sold (COGS): In 4Q17, COGS  and cash COGS (excluding depreciation and amortization) increased, respectively, by 9.3% and by 10.3%. On a per hectoliter basis, COGS grew by 5.6% and cash COGS by 6.6%. In the full year, COGS and cash COGS were up 13.4% and 14.2%, respectively. On a per hectoliter basis, COGS rose by 12.2% while cash COGS by 13.0%, mainly due to unfavorable FX in Brazil and LAS.

Selling, General & Administrative (SG&A) expenses: In 4Q17, SG&A increased by 15.7% while cash SG&A (excluding depreciation and amortization) by 15.1%, mainly due to higher administrative costs. In the full year, SG&A and cash SG&A grew by 6.1% and 6.3%, respectively, in line with our weighted average inflation (around 6.1%).

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA was R$ 7,296 million (+22.0%) in the quarter, with gross margin and EBITDA margin expansion of 170bps and 290bps, respectively. In the full year, EBITDA was R$ 20,148 million (+7.9%), with gross and EBITDA margins contracting 130bps and 70bps, respectively.

Net Profit, Normalized Net Profit and EPS: Net Profit reached R$ 3,299 million in the quarter, 31.7% below 4Q16, while, on a normalized basis, Net Profit grew by 23.2% to R$ 4,506 million. In the full year, Net Profit was down 40.0% to R$ 7,851 million, while adjusted by exceptional items, Net Profit was up 2.1% to R$ 12,200 million, as EBITDA increase and lower net finance results were partially impacted by a higher effective tax rate. EPS was R$ 0.47 and Normalized EPS was R$ 0.74 in the full year.

Cash Generation and CAPEX: Cash flow from operating activities reached R$ 8,901 million in the quarter and R$ 17,874 million in the full year, which represents an increase of 44.8% when compared to FY16. CAPEX totaled R$ 1,166 million in the quarter and R$ 3,204 in the full year, declining 22.5% year over year.

Pay-out and Financial discipline: In 2017, we have returned R$ 8,482 million to equity holders in dividends and interests on capital. As of December 31st, 2017 our net cash position was R$ 7,812 million. This figure does not include the dividend payment of R$ 0.07 per share (approximately R$ 1.1 billion) announced on December 21st, 2017, made as of February 22nd, 2018.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2016 (4Q16) or full year of 2016 (FY16). Values in this release may not add up due to rounding.

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 2

Financial highlights - Ambev consolidated			% As	%			% As	%
R$ million	4Q16	4Q17	Reported	Organic	FY16	FY17	Reported	Organic
Total volumes	45,358.4	47,430.5	4.6%	3.4%	159,821.7	162,829.4	1.9%	0.9%
Net sales	13,177.5	15,027.2	14.0%	14.7%	45,602.6	47,899.3	5.0%	9.6%
Gross profit	8,569.9	10,038.9	17.1%	17.3%	28,924.6	29,857.5	3.2%	7.5%
Gross margin	65.0%	66.8%	180 bps	170 bps	63.4%	62.3%	-110 bps	-130 bps
Normalized EBITDA	6,014.7	7,296.1	21.3%	22.0%	19,483.1	20,147.6	3.4%	7.9%
Normalized EBITDA margin	45.6%	48.6%	300 bps	290 bps	42.7%	42.1%	-60 bps	-70 bps
Profit	4,833.7	3,299.3	-31.7%		13,083.4	7,850.5	-40.0%
Normalized profit	3,655.8	4,505.5	23.2%		11,949.1	12,199.7	2.1%
EPS (R$/shares)	0.30	0.20	-33.3%		0.80	0.47	-41.6%
Normalized EPS	0.25	0.28	11.0%		0.75	0.74	-1.1%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Management Comments

We ended 2017 with a solid fourth quarter, delivering, on a consolidated basis, top line growth of 14.7% and  EBITDA of R$ 7,296 million, which represents an increase of 22.0% versus 4Q16. In the full year, our top line grew by 9.6% and EBITDA reached R$ 20,148 million (+7.9%).

In 2017 we had important achievements across the different geographies where we operate. In Brazil, our beer business results steadily improved throughout the year. Particularly in 4Q17, our strongest quarter, we managed to deliver a robust top line (+15.2%), benefited by a healthy NR/hl increase (+9.6%) coupled with solid volumes (+5.1%) that considerably outperformed a flattish industry. We also posted a strong cost performance during the quarter, driving EBITDA growth of 27.5% and margin expansion of 500bps.

In the full year, Beer Brazil volumes were up 0.7%, whereas the beer industry was slightly negative, due to a still weak consumer environment.

In CSD & NANC Brazil, even though our volumes were down 3.7% in 4Q17, in line with the CSD industry, we were able to deliver top line growth of 6.7%, contributing to EBITDA increase of 9.2% and margin expansion of 120bps to 52.7%. In the full year, our volumes declined by 4.3%, outperforming the CSD industry.

We are confident that the initiatives implemented under our growth platforms have fueled our evolution in 2017, paving the way for sustainable long term growth:

•          Elevate the Core

o    In October 2017 Skol launched a new campaign extending the summer season and evoking once again the “Desce Redondo” slogan. The campaign comprises eight different TV ads, new trade materials and a strong digital activation and achieved a high recall, putting the brand in a positive momentum. Such momentum was reinforced by the remarkable activations during Carnival, as in 2018 once again Skol took a leading role and promoted the most important street parties in Brazil, such as São Paulo, Salvador, Recife and Belo Horizonte.

•          Accelerate Premium

o    Consumers are increasingly trading up and a complete portfolio of premium brands has proved to be key to capture all the opportunities arising from this trend.

o    Our beer premium portfolio presented great results in 2017, increasing double digits and accounting for more than 10% of our beer volumes. Budweiser was the leading brand of the premium segment for the third consecutive year, growing more than 30% year over year while continuing to build its connection with consumers through meaningful and impactful messages.

o    Despite the pressure in the traditional CSD industry, our premium portfolio within the CSD & NANC, which comprises Fusion, H20H!, Lipton, Gatorade and Do Bem, delivered great results in 2017. H2OH! and Lipton grew by double digits while Fusion by high single digit. Further, Do Bem increased by more than 100%, supported by the launching of the new line Do Bem Todo Dia. The premium brands reached almost 10% of our CSD & NANC volumes in the full year.

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 3

•          In Home

We have evolved with penetration of returnable glass bottles in the off-trade channel, bringing affordability to consumers with a higher profitability. In 2017, returnable glass bottles accounted for 29% of our beer volumes in the retail (which includes supermarkets, small store formats, pit stops, among others), with the 300ml bottle, the main presentation in this channel, growing double digits year over year.

•          Out Of Home

o    The on trade channel continues to be the most relevant channel in Brazil. We have evolved with the segmentation of this channel, to redesign and implement more specific trade programs, increasing the effectiveness of our investments and leveraging our volumes.

•          Excellence in Client Service

o    As a service oriented company, we acknowledge that enhancing our relationship with our clients is an important lever to drive sustainable growth and, thus, a consistent evolution of our route to market and of our service level is at the core of our priorities.

•          Better World

o    2017 was also marked by the evolution of our Better World platform. In the beginning of 2017, we launched AMA, a mineral water from which 100% of the profit in channeled to projects for access to potable water in the semi-arid region of Brazil. AMA already benefited more than 7.000 people and has demonstrated great potential to continue to grow.

Regarding our international operations, in CAC EBITDA increased organically by more than 25% in the quarter, with significant margin expansion. In LAS, we continued to have a great volumes momentum, especially in Argentina, translating once again into top line and EBITDA growth of more than 20%. And, in Canada, despite of the solid performance of our main brands in the country, our results were impacted by unfavorable weather that led to another quarter of industry contraction.

Finally, it is important to emphasize that our reported results include our operations in Panama and exclude our former operations in Colombia, Peru and Ecuador, which are treated as a scope in our CAC as LAS divisions, respectively.

Looking at our divisional performance highlights:

•          Brazil. Top line in Brazil was up 13.8% in the quarter, also benefited by the exclusion of the State VAT (ICMS) from the Excise Taxes (PIS/COFINS) basis. EBITDA grew by 24.3% to R$ 4,471 million and EBITDA margin expanded 430bps to 51.4%. In the full year, top line was up 5.6%, as volume decline of 0.6% was more than offset by a NR/hl increase of 6.2%. EBITDA reached R$ 11,391 million (+0.6%), with an EBITDA margin of 43.2% (-220bps).

o    In Beer Brazil, net revenue was up 15.2% in the quarter and 6.3% in the full year. Volumes grew by 5.1% in 4Q17, while the industry was flattish. In the full year, volumes were up 0.7%, whilst the industry was slightly negative, impacted by the adverse macroeconomic environment and by the retraction in domestic consumption, especially in the first half of the year. NR/hl grew by 9.6% in 4Q17, due to our revenue management initiatives implemented in 3Q17. In the full year, NR/hl was up 5.6%.

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 4

o    In CSD & NANC Brazil, top line increased by 6.7% in the quarter and by 1.6% in the full year. Volumes were down 3.7% in 4Q17, in line with the industry. In the full year, volumes declined by 4.3%, less than the industry, as consumers continued to reduce CSD consumption, trading down to water or low cost powder juices. NR/hl in CSD & NANC was up 10.8% in 4Q17, driven by our revenue management initiatives implemented during the quarter. In the full year, NR/hl rose by 6.2%, also benefited by a positive mix.

o    Brazil Cash COGS was up 0.7% in 4Q17 while, on a per hectoliter basis, down 2.2%. Beer Brazil cash COGS/hl was down 5.4%, mainly driven by favorable FX coupled with the evolution of our costs initiatives. Brazil CSD & NANC cash COGS/hl increased by 9.5%, as favorable FX was impacted by higher sugar prices that grew around 35% year over year. In the second half of 2017, Brazil cash COGS/hl was up 1.0%, in line with our guidance of flattish to low single digit up. In the full year, Brazil cash COGS and cash COGS/hl increased by 9.8% and 10.4%, respectively.

o    Brazil cash SG&A Cash SG&A was up 19.9% in 4Q17, mainly due to higher administrative expenses as a result of variable compensation accruals, partially offset by below inflation sales & marketing expenses. In the full year, cash SG&A was up 5.5%.

•          Central America and the Caribbean (CAC). In 4Q17, EBITDA in CAC reached R$ 559.9 million (+25.2%), supported by another quarter of top line increase (+15.0%) and solid EBITDA margin expansion (+340bps) to 40.5%. In the full year, top line rose by 8.8% and EBITDA reached R$ 1,842.9 million (+23.3%), with an EBITDA margin of 38.9% (+500bps). In US dollars, reported EBITDA grew by more than 41.0% in the quarter and 34.5% in the full year, reaching almost USD 600.0 million.

o    While still impacted by the severe hurricane season that affected the region, we were able to deliver a solid organic volumes growth of 4.3% in the quarter, driving a 1.9% volumes increase in the full year. Reported volumes increased by 30.1% in 4Q17 and by 26.9% in FY17, benefiting from the recent swap of assets carried out with ABI and our operations in Panama.

o    The integration with Panama continued to be executed as planned and our portfolio, that comprises Atlas Golden Light and Stella Artois, among other brands, achieved great results during the year, contributing to an expressive market share gain in the country.

o    Throughout 2017, we benefited from our solid financial discipline, leveraging both costs and expenses savings, leading to EBITDA margin expansion in the region for the fifth year in a row.

•          Latin America South (LAS). In 4Q17, net revenue was up 22.6% while EBITDA in the region reached R$ 1,754.8 million (+23.6%), with an EBITDA margin expansion of 30bps to 50.4%. In the full year, top line grew by 26.1% and EBITDA was up 24.0%, reaching R$ 4,866.7 million, with margin contraction of 80bps to 45.2%.

o    Volumes were up 5.8% in 4Q17, driven by growth in both, beer and CSD & NANC businesses. Specifically for beer, we had solid performances in (i) Argentina, as a double digits volume growth was supported by our complete portfolio in the country, from mainstream with Brahma, that grew more than 20% year over year, and Quilmes, with the launch of Quilmes Clásica, to premium, with Stella Artois and Patagonia; (ii) Paraguay, led by the successful implementation of the 340ml returnable glass bottle strategy, and (iii) Uruguay, driven by an improved execution and a strong industry. In the full year, volumes increased by 5.9%, with beer volumes in Argentina growing double digits.

o    In 2017, our volume performance enabled us to achieve our all-time high volume mark for beer in LAS, supported by all global brands that presented growth versus last year.

o    We delivered an EBITDA margin expansion in 4Q17, benefiting from phasing of sales & marketing and administrative expenses while, in the full year, our costs were impacted by FX in Argentina, leading to margin contraction.

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 5

•          Canada. Top line grew by 1.3% in the quarter, with an EBITDA of R$ 510.0 million (-2.3%) and EBITDA margin compression of 130bps to 35.0%. In the full year, top line was slightly up (+0.2%) while EBITDA increased by 0.9%, reaching R$ 2,047.1 million, with margin expansion of 20bps to 33.9%.

o    Volumes were down 0.7% in 4Q17, driven by a soft beer industry that was impacted by a poor weather. On the other hand, our main brands continued to deliver a solid performance in the country, led by Bud Light, Stella Artois, and by our portfolio of local craft beers. In the full year, volumes declined by 1.3%, impacted by the beer industry contraction.

o    Cash COGS in the quarter was affected by negative mix and operational deleverage, due to volumes decline, driving EBITDA margin compression. Nonetheless, in the full year, our cost performance enabled us to post EBITDA margin expansion.

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 6

Outlook

2017 was an important year, in which we reached an inflection point, resuming growth. Our performance in the second half of the year indicates that we are on the right track to keep delivering solid results.

As we move to 2018, we expect a challenging first quarter for Beer Brazil, especially in terms of volumes, due to a hard comparable in 1Q17, when we outperformed the industry by 5.5 percentage points. In addition to that, the industry is expected to be heavily impacted by an earlier Carnival and poor weather.

Nonetheless, we have a positive outlook for the rest of the year. Even though the consumer environment remains volatile, low inflation, a declining unemployment rate and a gradual increase in disposable income should be supportive for the industry as the year progresses. On top of that, we are confident that we have a powerful portfolio and a robust plan to further accelerate EBITDA growth versus 2017.

We believe Brazil continues to be a unique market, where we will keep striving towards growth and profitability. In this context, a consistent execution of our growth platforms will continue to be of paramount importance and, thus, our focus on leveraging our portfolio through innovations and a complete 360 sales & marketing activation, enhancing our brands, accelerating premium volumes, route-to-market, among other initiatives, will all remain high on our agenda.

Within CSD & NANC, we are committed to enhance our commercial strategy, connecting with consumers through relevant platforms and strong brands, to drive sustainable top line and EBITDA growth.

On the costs side, we will keep pushing ourselves to pursue cost efficiencies. Further, while our COGS will be impacted by higher commodities prices, especially aluminum, it will be benefited by favorable foreign exchange. Our average implied foreign exchange hedge rate for 2018 is 3.16 BRL/USD, compared to 3.59 BRL/USD of 2017.

Finally, with respect to our international operations, we will keep pursuing top line and EBITDA margin opportunities in CAC, remaining enthusiastic with the development of our business in the region. In LAS, we are excited with the rebound of volumes in Argentina, where we have a particularly positive outlook for 2018, being confident that we are well positioned to keep delivering strong results. And, in Canada, we remain committed to pursue improved results, supported by our strong brands and by our leading market position.

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 7

Ambev Consolidated Income Statement

Consolidated income statement	4Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q17	Reported	Organic
Net revenue	13,177.5	179.4	(264.1)	1,934.5	15,027.2	14.0%	14.7%
Cost of goods sold (COGS)	(4,607.6)	(28.7)	74.0	(426.1)	(4,988.3)	8.3%	9.3%
Gross profit	8,569.9	150.6	(190.1)	1,508.4	10,038.9	17.1%	17.3%
Selling, general and administrative (SG&A)	(3,630.0)	(36.2)	37.1	(558.4)	(4,187.5)	15.4%	15.7%
Other operating income	157.9	1.9	(9.6)	300.1	450.3	185.1%	189.4%
Normalized operating income (normalized EBIT)	5,097.8	116.3	(162.6)	1,250.2	6,301.7	23.6%	24.2%
Exceptional items above EBIT	1,177.9	(10.5)	(1.0)	(1,193.9)	(27.4)	-102.3%	-101.2%
Net finance results	(908.2)				(1,247.5)	37.4%
Share of results of joint ventures	(3.4)				(4.9)	41.8%
Income tax expense	(530.3)				(1,722.5)	nm
Profit	4,833.7				3,299.3	-31.7%
Attributable to Ambev holders	4,672.4				3,119.4	-33.2%
Attributable to non-controlling interests	161.4				179.9	11.5%
Normalized profit	3,655.8				4,505.5	23.2%
Attributable to Ambev holders	3,494.5				4,324.8	23.8%

Normalized EBITDA	6,014.7	122.8	(175.1)	1,333.8	7,296.1	21.3%	22.0%

Consolidated income statement	FY16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY17	Reported	Organic
Net revenue	45,602.6	524.8	(2,575.4)	4,347.3	47,899.3	5.0%	9.6%
Cost of goods sold (COGS)	(16,678.0)	(91.5)	926.4	(2,198.7)	(18,041.8)	8.2%	13.4%
Gross profit	28,924.6	433.3	(1,649.0)	2,148.6	29,857.5	3.2%	7.5%
Selling, general and administrative (SG&A)	(14,176.6)	(192.6)	676.1	(846.2)	(14,539.3)	2.6%	6.1%
Other operating income	1,223.0	7.2	(17.4)	4.4	1,217.3	-0.5%	0.4%
Normalized operating income (normalized EBIT)	15,971.0	247.9	(990.3)	1,306.9	16,535.5	3.5%	8.1%
Exceptional items above EBIT	1,134.3	(17.7)	8.1	(1,233.5)	(108.7)	-109.6%	-108.5%
Net finance results	(3,702.0)				(3,493.9)	-5.6%
Share of results of joint ventures	(5.0)				(3.1)	-37.5%
Income tax expense	(315.0)				(5,079.3)	nm
Profit	13,083.4				7,850.5	-40.0%
Attributable to Ambev holders	12,546.6				7,331.9	-41.6%
Attributable to non-controlling interests	536.8				518.5	-3.4%
Normalized profit	11,949.1				12,199.7	2.1%
Attributable to Ambev holders	11,412.3				11,678.1	2.3%

Normalized EBITDA	19,483.1	279.2	(1,150.9)	1,536.3	20,147.6	3.4%	7.9%

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 8

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 9

Ambev Consolidated

We delivered during the quarter R$ 15,027.2 million of net revenue (+14.7%) and R$ 7,296.1 million of normalized EBITDA (+22.0%). In the full year, our net revenue totaled R$ 47,899.3 million (+9.6%) while our EBITDA was of R$ 20,147.6 million (+7.9%).

Ambev results	4Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q17	Reported	Organic
Volume ('000 hl)	45,358.4	527.5		1,544.7	47,430.5	4.6%	3.4%
Net revenue	13,177.5	179.4	(264.1)	1,934.5	15,027.2	14.0%	14.7%
Net revenue/hl	290.5	0.6	(5.6)	31.3	316.8	9.1%	10.8%
COGS	(4,607.6)	(28.7)	74.0	(426.1)	(4,988.3)	8.3%	9.3%
COGS/hl	(101.6)	0.5	1.6	(5.7)	(105.2)	3.5%	5.6%
COGS excl. deprec.&amort.	(3,989.5)	(26.3)	68.0	(407.7)	(4,355.5)	9.2%	10.3%
COGS/hl excl. deprec. &amort	(88.0)	0.4	1.4	(5.7)	(91.8)	4.4%	6.6%
Gross profit	8,569.9	150.6	(190.1)	1,508.4	10,038.9	17.1%	17.3%
Gross margin	65.0%				66.8%	180 bps	170 bps
SG&A excl. deprec.&amort.	(3,331.3)	(32.2)	30.7	(493.1)	(3,825.9)	14.8%	15.1%
SG&A deprec.&amort.	(298.8)	(4.1)	6.5	(65.2)	(361.6)	21.0%	22.2%
SG&A total	(3,630.0)	(36.2)	37.1	(558.4)	(4,187.5)	15.4%	15.7%
Other operating income	157.9	1.9	(9.6)	300.1	450.3	185.1%	189.4%
Normalized EBIT	5,097.8	116.3	(162.6)	1,250.2	6,301.7	23.6%	24.2%
Normalized EBIT margin	38.7%				41.9%	320 bps	320 bps
Normalized EBITDA	6,014.7	122.8	(175.1)	1,333.8	7,296.1	21.3%	22.0%
Normalized EBITDA margin	45.6%				48.6%	300 bps	290 bps

Ambev results	FY16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY17	Reported	Organic
Volume ('000 hl)	159,821.7	1,654.9		1,352.9	162,829.4	1.9%	0.9%
Net revenue	45,602.6	524.8	(2,575.4)	4,347.3	47,899.3	5.0%	9.6%
Net revenue/hl	285.3	0.3	(15.8)	24.3	294.2	3.1%	8.5%
COGS	(16,678.0)	(91.5)	926.4	(2,198.7)	(18,041.8)	8.2%	13.4%
COGS/hl	(104.4)	0.5	5.7	(12.6)	(110.8)	6.2%	12.2%
COGS excl. deprec.&amort.	(14,407.6)	(80.5)	825.1	(2,015.4)	(15,678.3)	8.8%	14.2%
COGS/hl excl. deprec. &amort	(90.1)	0.4	5.1	(11.6)	(96.3)	6.8%	13.0%
Gross profit	28,924.6	433.3	(1,649.0)	2,148.6	29,857.5	3.2%	7.5%
Gross margin	63.4%				62.3%	-110 bps	-130 bps
SG&A excl. deprec.&amort.	(12,934.9)	(172.3)	616.7	(801.0)	(13,291.6)	2.8%	6.3%
SG&A deprec.&amort.	(1,241.7)	(20.3)	59.3	(45.1)	(1,247.7)	0.5%	3.7%
SG&A total	(14,176.6)	(192.6)	676.1	(846.2)	(14,539.3)	2.6%	6.1%
Other operating income	1,223.0	7.2	(17.4)	4.4	1,217.3	-0.5%	0.4%
Normalized EBIT	15,971.0	247.9	(990.3)	1,306.9	16,535.5	3.5%	8.1%
Normalized EBIT margin	35.0%				34.5%	-50 bps	-40 bps
Normalized EBITDA	19,483.1	279.2	(1,150.9)	1,536.3	20,147.6	3.4%	7.9%
Normalized EBITDA margin	42.7%				42.1%	-60 bps	-70 bps

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 10

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and Central America and the Caribbean (CAC) operations. LAN EBITDA totaled R$ 5,031.3 million (+24.4%) in the quarter and R$ 13,233.9 million (+3.2%) in 2017.

LAN results	4Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q17	Reported	Organic
Volume ('000 hl)	32,976.0	677.0	-	989.8	34,642.8	5.1%	3.0%
Net revenue	8,677.7	223.1	(30.5)	1,214.1	10,084.3	16.2%	14.0%
Net revenue/hl	263.2	1.3	(0.9)	27.5	291.1	10.6%	10.4%
COGS	(3,102.8)	(68.4)	10.7	(102.9)	(3,263.4)	5.2%	3.3%
COGS/hl	(94.1)	(0.1)	0.3	(0.3)	(94.2)	0.1%	0.3%
COGS excl. deprec.&amort.	(2,664.6)	(60.5)	9.3	(65.4)	(2,781.3)	4.4%	2.5%
COGS/hl excl. deprec. &amort	(80.8)	(0.2)	0.3	0.4	(80.3)	-0.6%	-0.5%
Gross profit	5,574.8	154.7	(19.8)	1,111.2	6,820.9	22.4%	19.9%
Gross margin	64.2%				67.6%	340 bps	340 bps
SG&A excl. deprec.&amort.	(2,182.4)	(88.9)	11.7	(434.5)	(2,694.1)	23.4%	19.9%
SG&A deprec.&amort.	(222.0)	(9.6)	1.8	(43.2)	(273.0)	22.9%	19.4%
SG&A total	(2,404.4)	(98.5)	13.5	(477.7)	(2,967.1)	23.4%	19.9%
Other operating income	165.5	1.3	(4.2)	259.7	422.4	155.3%	157.0%
Normalized EBIT	3,335.9	57.6	(10.5)	893.3	4,276.2	28.2%	26.8%
Normalized EBIT margin	38.4%				42.4%	400 bps	440 bps
Normalized EBITDA	3,996.1	75.0	(13.7)	973.9	5,031.3	25.9%	24.4%
Normalized EBITDA margin	46.1%				49.9%	380 bps	410 bps

LAN results	FY16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY17	Reported	Organic
Volume ('000 hl)	116,632.7	2,421.4	-	(422.3)	118,631.8	1.7%	-0.4%
Net revenue	28,927.8	828.1	(418.8)	1,748.9	31,086.0	7.5%	5.9%
Net revenue/hl	248.0	1.9	(3.5)	15.6	262.0	5.7%	6.3%
COGS	(10,870.4)	(310.2)	179.1	(933.5)	(11,935.0)	9.8%	8.3%
COGS/hl	(93.2)	(0.7)	1.5	(8.2)	(100.6)	7.9%	8.7%
COGS excl. deprec.&amort.	(9,186.7)	(274.1)	153.0	(845.4)	(10,153.1)	10.5%	8.9%
COGS/hl excl. deprec. &amort	(78.8)	(0.7)	1.3	(7.4)	(85.6)	8.7%	9.3%
Gross profit	18,057.3	517.9	(239.7)	815.4	19,151.0	6.1%	4.4%
Gross margin	62.4%				61.6%	-80 bps	-90 bps
SG&A excl. deprec.&amort.	(8,219.8)	(362.1)	90.2	(378.7)	(8,870.4)	7.9%	4.4%
SG&A deprec.&amort.	(902.9)	(41.2)	11.6	(0.5)	(933.0)	3.3%	0.1%
SG&A total	(9,122.8)	(403.2)	101.8	(379.2)	(9,803.4)	7.5%	4.0%
Other operating income	1,283.7	5.2	(8.9)	(109.5)	1,170.5	-8.8%	-8.5%
Normalized EBIT	10,218.2	119.9	(146.8)	326.7	10,518.1	2.9%	3.2%
Normalized EBIT margin	35.3%				33.8%	-150 bps	-90 bps
Normalized EBITDA	12,805.0	197.2	(184.6)	416.3	13,233.9	3.3%	3.2%
Normalized EBITDA margin	44.3%				42.6%	-170 bps	-120 bps

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 11

Brasil

We delivered R$ 4,471.4 million (+24.3%) of Normalized EBITDA in Brazil in the quarter, with an EBITDA margin of 51.4% (+430bps). Net revenue was up 13.8% in the quarter, with a volume growth of 2.9% coupled with a NR/hl increase of 10.7%. Cash COGS was up 0.7% while, on a per hectoliter basis, down 2.2%. Cash SG&A grew by 19.9% in the quarter.

In the full year, top line was up 5.6%, cash COGS up 9.8%, cash SG&A up 5.5% and EBITDA up 0.6%, with an EBITDA margin contraction of 220bps.

Brazil results	4Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q17	Reported	Organic
Volume ('000 hl)	30,343.5			875.4	31,218.9	2.9%	2.9%
Net revenue	7,642.4			1,058.3	8,700.7	13.8%	13.8%
Net revenue/hl	251.9			26.8	278.7	10.7%	10.7%
COGS	(2,632.4)			(53.9)	(2,686.4)	2.0%	2.0%
COGS/hl	(86.8)			0.7	(86.0)	-0.8%	-0.8%
COGS excl. deprec.&amort.	(2,259.8)			(14.7)	(2,274.6)	0.7%	0.7%
COGS/hl excl. deprec. &amort	(74.5)			1.6	(72.9)	-2.2%	-2.2%
Gross profit	5,009.9			1,004.4	6,014.3	20.0%	20.0%
Gross margin	65.6%				69.1%	350 bps	350 bps
SG&A excl. deprec.&amort.	(1,944.6)			(387.9)	(2,332.4)	19.9%	19.9%
SG&A deprec.&amort.	(193.4)			(35.3)	(228.7)	18.2%	18.2%
SG&A total	(2,137.9)			(423.2)	(2,561.1)	19.8%	19.8%
Other operating income	159.9			217.9	377.8	136.3%	136.3%
Normalized EBIT	3,031.9			799.1	3,831.0	26.4%	26.4%
Normalized EBIT margin	39.7%				44.0%	430 bps	430 bps
Normalized EBITDA	3,597.9			873.6	4,471.4	24.3%	24.3%
Normalized EBITDA margin	47.1%				51.4%	430 bps	430 bps

Brazil results	FY16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY17	Reported	Organic
Volume ('000 hl)	106,961.4			(601.4)	106,360.0	-0.6%	-0.6%
Net revenue	24,954.6			1,398.4	26,353.0	5.6%	5.6%
Net revenue/hl	233.3			14.5	247.8	6.2%	6.2%
COGS	(9,071.8)			(817.7)	(9,889.5)	9.0%	9.0%
COGS/hl	(84.8)			(8.2)	(93.0)	9.6%	9.6%
COGS excl. deprec.&amort.	(7,626.2)			(746.0)	(8,372.2)	9.8%	9.8%
COGS/hl excl. deprec. &amort	(71.3)			(7.4)	(78.7)	10.4%	10.4%
Gross profit	15,882.8			580.8	16,463.6	3.7%	3.7%
Gross margin	63.6%				62.5%	-110 bps	-110 bps
SG&A excl. deprec.&amort.	(7,281.3)			(401.1)	(7,682.5)	5.5%	5.5%
SG&A deprec.&amort.	(803.1)			12.3	(790.9)	-1.5%	-1.5%
SG&A total	(8,084.5)			(388.9)	(8,473.4)	4.8%	4.8%
Other operating income	1,274.1			(181.4)	1,092.7	-14.2%	-14.2%
Normalized EBIT	9,072.4			10.4	9,082.9	0.1%	0.1%
Normalized EBIT margin	36.4%				34.5%	-190 bps	-190 bps
Normalized EBITDA	11,321.2			69.8	11,391.0	0.6%	0.6%
Normalized EBITDA margin	45.4%				43.2%	-220 bps	-220 bps

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 12

Beer Brazil

In 4Q17, EBITDA for Beer Brazil was R$ 3,788.5 million (+27.5%) with an EBITDA margin expansion of 500bps to 51.2%.

Top line grew by 15.2% in the quarter. Volumes grew by 5.1%, outperforming the industry that was flattish. NR/hl rose by 9.6%, due to our revenue management initiatives implemented in 3Q17. Cash COGS/hl was down 5.4%, benefiting from favorable FX and the evolution of our costs initiatives, while cash SG&A was up 20.4%, due to higher administrative expenses impacted by variable compensation accruals.

In the full year, Beer Brazil top line was up 6.3%, cash COGS up 8.1%, cash SG&A up 4.2% and EBITDA up 4.4%, with an EBITDA margin contraction of 80bps.

Beer Brazil results	4Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q17	Reported	Organic
Volume ('000 hl)	22,605.0			1,163.4	23,768.4	5.1%	5.1%
Net revenue	6,427.1			977.3	7,404.5	15.2%	15.2%
Net revenue/hl	284.3			27.2	311.5	9.6%	9.6%
COGS	(2,144.5)			(1.9)	(2,146.3)	0.1%	0.1%
COGS/hl	(94.9)			4.6	(90.3)	-4.8%	-4.8%
COGS excl. deprec.&amort.	(1,826.0)			8.8	(1,817.2)	-0.5%	-0.5%
COGS/hl excl. deprec. &amort	(80.8)			4.3	(76.5)	-5.4%	-5.4%
Gross profit	4,282.7			975.5	5,258.1	22.8%	22.8%
Gross margin	66.6%				71.0%	440 bps	440 bps
SG&A excl. deprec.&amort.	(1,710.8)			(349.3)	(2,060.0)	20.4%	20.4%
SG&A deprec.&amort.	(166.0)			(25.9)	(191.9)	15.6%	15.6%
SG&A total	(1,876.8)			(375.1)	(2,251.9)	20.0%	20.0%
Other operating income	81.9			179.4	261.3	nm	nm
Normalized EBIT	2,487.8			779.7	3,267.5	31.3%	31.3%
Normalized EBIT margin	38.7%				44.1%	540 bps	540 bps
Normalized EBITDA	2,972.3			816.3	3,788.5	27.5%	27.5%
Normalized EBITDA margin	46.2%				51.2%	500 bps	500 bps

Beer Brazil results	FY16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY17	Reported	Organic
Volume ('000 hl)	79,670.1			563.4	80,233.6	0.7%	0.7%
Net revenue	21,173.1			1,336.2	22,509.3	6.3%	6.3%
Net revenue/hl	265.8			14.8	280.5	5.6%	5.6%
COGS	(7,339.9)			(555.2)	(7,895.1)	7.6%	7.6%
COGS/hl	(92.1)			(6.3)	(98.4)	6.8%	6.8%
COGS excl. deprec.&amort.	(6,109.8)			(494.7)	(6,604.5)	8.1%	8.1%
COGS/hl excl. deprec. &amort	(76.7)			(5.6)	(82.3)	7.3%	7.3%
Gross profit	13,833.2			781.0	14,614.3	5.6%	5.6%
Gross margin	65.3%				64.9%	-40 bps	-40 bps
SG&A excl. deprec.&amort.	(6,414.6)			(268.9)	(6,683.4)	4.2%	4.2%
SG&A deprec.&amort.	(681.3)			(26.2)	(707.5)	3.8%	3.8%
SG&A total	(7,095.9)			(295.0)	(7,390.9)	4.2%	4.2%
Other operating income	969.8			(144.8)	825.0	-14.9%	-14.9%
Normalized EBIT	7,707.1			341.2	8,048.3	4.4%	4.4%
Normalized EBIT margin	36.4%				35.8%	-60 bps	-60 bps
Normalized EBITDA	9,618.6			427.8	10,046.4	4.4%	4.4%
Normalized EBITDA margin	45.4%				44.6%	-80 bps	-80 bps

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 13

CSD & NANC Brazil

In Brazil CSD & NANC, EBITDA was R$ 682.9 million (+9.2%) in 4Q17, with an EBITDA margin of 52.7% (+120bps).

Net revenue was up 6.7% in the quarter. Volumes were down 3.7%, in line with the industry, as consumers continued to reduce CSD consumption, trading down to water or low cost powder juices. NR/hl in CSD & NANC was up 10.8%, driven by our revenue management initiatives implemented during the quarter and a positive mix. Cash COGS/hl increased by 9.5%, as favorable FX was impacted by higher sugar prices that grew around 35% year over year. Cash SG&A was up 16.5%, due to higher administrative expenses impacted by variable compensation accruals.

In the full year, CSD & NANC Brazil top line was up 1.6%, cash COGS up 16.6%, cash SG&A up 15.3% and EBITDA down 21.0%, with an EBITDA margin contraction of 1000bps.

CSD&Nanc Brazil results	4Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q17	Reported	Organic
Volume ('000 hl)	7,738.5			(288.0)	7,450.5	-3.7%	-3.7%
Net revenue	1,215.3			81.0	1,296.3	6.7%	6.7%
Net revenue/hl	157.0			16.9	174.0	10.8%	10.8%
COGS	(488.0)			(52.1)	(540.0)	10.7%	10.7%
COGS/hl	(63.1)			(9.4)	(72.5)	14.9%	14.9%
COGS excl. deprec.&amort.	(433.8)			(23.6)	(457.4)	5.4%	5.4%
COGS/hl excl. deprec. &amort	(56.1)			(5.3)	(61.4)	9.5%	9.5%
Gross profit	727.3			28.9	756.2	4.0%	4.0%
Gross margin	59.8%				58.3%	-150 bps	-150 bps
SG&A excl. deprec.&amort.	(233.8)			(38.6)	(272.4)	16.5%	16.5%
SG&A deprec.&amort.	(27.3)			(9.4)	(36.8)	34.4%	34.4%
SG&A total	(261.1)			(48.1)	(309.2)	18.4%	18.4%
Other operating income	78.0			38.5	116.5	49.4%	49.4%
Normalized EBIT	544.1			19.4	563.5	3.6%	3.6%
Normalized EBIT margin	44.8%				43.5%	-130 bps	-130 bps
Normalized EBITDA	625.6			57.3	682.9	9.2%	9.2%
Normalized EBITDA margin	51.5%				52.7%	120 bps	120 bps

CSD&Nanc Brazil results	FY16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY17	Reported	Organic
Volume ('000 hl)	27,291.3			(1,164.9)	26,126.4	-4.3%	-4.3%
Net revenue	3,781.5			62.2	3,843.7	1.6%	1.6%
Net revenue/hl	138.6			8.6	147.1	6.2%	6.2%
COGS	(1,731.9)			(262.5)	(1,994.4)	15.2%	15.2%
COGS/hl	(63.5)			(12.9)	(76.3)	20.3%	20.3%
COGS excl. deprec.&amort.	(1,516.5)			(251.3)	(1,767.8)	16.6%	16.6%
COGS/hl excl. deprec. &amort	(55.6)			(12.1)	(67.7)	21.8%	21.8%
Gross profit	2,049.6			(200.3)	1,849.3	-9.8%	-9.8%
Gross margin	54.2%				48.1%	-610 bps	-610 bps
SG&A excl. deprec.&amort.	(866.8)			(132.3)	(999.1)	15.3%	15.3%
SG&A deprec.&amort.	(121.8)			38.4	(83.4)	-31.5%	-31.5%
SG&A total	(988.6)			(93.9)	(1,082.5)	9.5%	9.5%
Other operating income	304.3			(36.6)	267.7	-12.0%	-12.0%
Normalized EBIT	1,365.3			(330.7)	1,034.6	-24.2%	-24.2%
Normalized EBIT margin	36.1%				26.9%	-920 bps	-920 bps
Normalized EBITDA	1,702.6			(358.0)	1,344.6	-21.0%	-21.0%
Normalized EBITDA margin	45.0%				35.0%	-1000 bps	-1000 bps

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 14

Central America and the caribbean (CAC)

Our operations in CAC delivered an EBITDA of R$ 559.9 million (+25.2%) in the quarter, with an EBITDA margin of 40.5% (+340bps).

Top line increased by 15.0% in 4Q17, as a result of a solid 4.3% volume growth and a NR/hl increase of 8.3%. On a reported basis, volumes were up 30.1%, benefitting from the recent swap of assets carried out with ABI and our operations in Panama. Cash COGS/hl grew by 6.6% and cash SG&A increased by 19.6%, impacted by higher administrative expenditures.

In the full year, CAC top line was up 8.8%, cash COGS up 6.4%, cash SG&A down 2.4% and EBITDA up 23.3%, with an EBITDA margin expansion of 500bps.

The scope change in CAC refers to the beginning of our operations in Panama as a result of the swap of assets carried out with ABI on December 31st, 2016.

CAC results	4Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q17	Reported	Organic
Volume total ('000 hl)	2,632.5	677.0		114.4	3,423.9	30.1%	4.3%
Net revenue	1,035.3	223.1	(30.5)	155.8	1,383.6	33.6%	15.0%
Net revenue/hl	393.3	(13.0)	(8.9)	32.8	404.1	2.8%	8.3%
COGS	(470.4)	(68.4)	10.7	(49.0)	(577.0)	22.7%	10.4%
COGS/hl	(178.7)	15.9	3.1	(8.9)	(168.5)	-5.7%	5.0%
COGS excl. deprec.&amort.	(404.8)	(60.5)	9.3	(50.6)	(506.7)	25.2%	12.5%
COGS/hl excl. deprec. &amort	(153.8)	13.2	2.7	(10.1)	(148.0)	-3.8%	6.6%
Gross profit	564.9	154.7	(19.8)	106.8	806.6	42.8%	18.9%
Gross margin	54.6%				58.3%	370 bps	180 bps
SG&A excl. deprec.&amort.	(237.8)	(88.9)	11.7	(46.6)	(361.7)	52.1%	19.6%
SG&A deprec.&amort.	(28.7)	(9.6)	1.8	(7.9)	(44.3)	54.5%	27.5%
SG&A total	(266.5)	(98.5)	13.5	(54.5)	(405.9)	52.3%	20.5%
Other operating income/expenses	5.6	1.3	(4.2)	41.8	44.6	nm	nm
Normalized EBIT	304.0	57.6	(10.5)	94.1	445.2	46.5%	31.0%
Normalized EBIT margin	29.4%				32.2%	280 bps	400 bps
Normalized EBITDA	398.2	75.0	(13.7)	100.3	559.9	40.6%	25.2%
Normalized EBITDA margin	38.5%				40.5%	200 bps	340 bps

CAC results	FY16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY17	Reported	Organic
Volume total ('000 hl)	9,671.3	2,421.4		179.1	12,271.8	26.9%	1.9%
Net revenue	3,973.2	828.1	(418.8)	350.5	4,733.0	19.1%	8.8%
Net revenue/hl	410.8	(13.8)	(34.1)	22.8	385.7	-6.1%	5.5%
COGS	(1,798.6)	(310.2)	179.1	(115.8)	(2,045.6)	13.7%	6.4%
COGS/hl	(186.0)	11.6	14.6	(6.9)	(166.7)	-10.4%	3.7%
COGS excl. deprec.&amort.	(1,560.4)	(274.1)	153.0	(99.4)	(1,780.9)	14.1%	6.4%
COGS/hl excl. deprec. &amort	(161.3)	9.6	12.5	(5.9)	(145.1)	-10.1%	3.6%
Gross profit	2,174.5	517.9	(239.7)	234.7	2,687.4	23.6%	10.8%
Gross margin	54.7%				56.8%	210 bps	100 bps
SG&A excl. deprec.&amort.	(938.5)	(362.1)	90.2	22.4	(1,187.9)	26.6%	-2.4%
SG&A deprec.&amort.	(99.8)	(41.2)	11.6	(12.7)	(142.1)	42.4%	12.8%
SG&A total	(1,038.3)	(403.2)	101.8	9.7	(1,330.0)	28.1%	-0.9%
Other operating income/expenses	9.6	5.2	(8.9)	71.9	77.8	nm	nm
Normalized EBIT	1,145.8	119.9	(146.8)	316.2	1,435.2	25.3%	27.6%
Normalized EBIT margin	28.8%				30.3%	150 bps	500 bps
Normalized EBITDA	1,483.8	197.2	(184.6)	346.4	1,842.9	24.2%	23.3%
Normalized EBITDA margin	37.3%				38.9%	160 bps	500 bps

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 15

Latin America South (LAS)

LAS EBITDA grew by 23.6% in 4Q17, reaching R$ 1,754.8 million, with an EBITDA margin of 50.4% (+30bps).

Volumes were up 5.8% in 4Q17, driven by growth in both, beer and CSD & NANC businesses. Regarding beer, we had solid performances in (i) Argentina, as double digits volume growth was supported by a great performance across our complete portfolio in the country; (ii) Paraguay, led by the 340ml returnable glass bottle strategy, and (iii) Uruguay, driven by execution improvements and a strong industry. Top line was up 22.6% in the quarter and NR/hl rose by 15.9%. Cash COGS/hl grew by 29.2%, mainly driven by inflation and negative currency impact. Cash SG&A increased by 6.2%, below inflation, benefiting from phasing of sales & marketing and administrative expenses.

In the full year, LAS top line was up 26.1%, cash COGS up 38.9%, cash SG&A up 17.2% and EBITDA up 24.0%, with an EBITDA margin contraction of 80bps.

The scope change in LAS refers to the termination of our operations in Colombia, Peru and Ecuador result of the swap of assets carried out with ABI on December 31st, 2016.

LAS results	4Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q17	Reported	Organic
Volume ('000 hl)	10,010.4	(149.5)		571.1	10,431.9	4.2%	5.8%
Net revenue	3,152.9	(43.9)	(327.6)	703.6	3,484.9	10.5%	22.6%
Net revenue/hl	315.0	0.3	(31.4)	50.2	334.1	6.1%	15.9%
COGS	(1,062.1)	39.8	93.7	(313.1)	(1,241.7)	16.9%	30.6%
COGS/hl	(106.1)	2.4	9.0	(24.3)	(119.0)	12.2%	23.5%
COGS excl. deprec.&amort.	(927.2)	34.3	87.1	(327.1)	(1,132.9)	22.2%	36.6%
COGS/hl excl. deprec. &amort	(92.6)	2.1	8.4	(26.4)	(108.6)	17.3%	29.2%
Gross profit	2,090.8	(4.2)	(234.0)	390.5	2,243.1	7.3%	18.7%
Gross margin	66.3%				64.4%	-190 bps	-210 bps
SG&A excl. deprec.&amort.	(695.5)	56.8	54.6	(39.6)	(623.6)	-10.3%	6.2%
SG&A deprec.&amort.	(66.1)	5.5	4.7	(4.3)	(60.1)	-9.0%	7.1%
SG&A total	(761.5)	62.4	59.3	(43.9)	(683.7)	-10.2%	6.3%
Other operating income/expenses	(2.7)	0.6	(5.5)	34.2	26.5	nm	nm
Normalized EBIT	1,326.5	58.7	(180.2)	380.8	1,585.9	19.6%	27.5%
Normalized EBIT margin	42.1%				45.5%	340 bps	170 bps
Normalized EBITDA	1,527.5	47.8	(191.4)	371.0	1,754.8	14.9%	23.6%
Normalized EBITDA margin	48.4%				50.4%	200 bps	30 bps

LAS results	FY16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY17	Reported	Organic
Volume ('000 hl)	32,934.5	(776.8)		1,904.3	34,062.0	3.4%	5.9%
Net revenue	10,212.9	(309.2)	(1,718.8)	2,584.8	10,769.7	5.5%	26.1%
Net revenue/hl	310.1	(2.1)	(50.5)	58.7	316.2	2.0%	19.0%
COGS	(3,685.4)	221.7	603.6	(1,262.5)	(4,122.6)	11.9%	36.4%
COGS/hl	(111.9)	4.2	17.7	(31.0)	(121.0)	8.2%	28.8%
COGS excl. deprec.&amort.	(3,246.4)	196.5	539.8	(1,186.4)	(3,696.6)	13.9%	38.9%
COGS/hl excl. deprec. &amort	(98.6)	3.7	15.8	(29.5)	(108.5)	10.1%	31.1%
Gross profit	6,527.5	(87.5)	(1,115.2)	1,322.3	6,647.2	1.8%	20.5%
Gross margin	63.9%				61.7%	-220 bps	-280 bps
SG&A excl. deprec.&amort.	(2,425.8)	193.8	369.2	(384.8)	(2,247.7)	-7.3%	17.2%
SG&A deprec.&amort.	(271.6)	20.9	42.1	(27.4)	(236.0)	-13.1%	10.9%
SG&A total	(2,697.4)	214.7	411.3	(412.2)	(2,483.7)	-7.9%	16.6%
Other operating income/expenses	(39.0)	1.4	(8.1)	86.8	41.2	nm	nm
Normalized EBIT	3,791.1	128.6	(712.0)	996.9	4,204.6	10.9%	25.4%
Normalized EBIT margin	37.1%				39.0%	190 bps	-20 bps
Normalized EBITDA	4,501.7	82.5	(817.9)	1,100.3	4,866.7	8.1%	24.0%
Normalized EBITDA margin	44.1%				45.2%	110 bps	-80 bps

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 16

Canada

In Canada, EBITDA was R$ 510.0 million, with an EBITDA margin compression of 130bps, to 35.0%.

Volumes were down 0.7% in 4Q17, driven by a soft beer industry that was impacted by a poor weather. On the other hand, our main brands continued to deliver a solid performance in the country, led by Bud Light, Stella Artois, and our portfolio of local craft beers. Top line was up 1.3%, while NR/hl increased by 1.9%, benefiting from positive mix and our revenue management strategy.

Cash COGS/hl was up 4.5%, mainly driven by a negative mix and operational deleverage, while cash SG&A rose by 4.2%, mainly due to higher administrative expenses.

In the full year, Canada top line was flattish (+0.2%), cash COGS down 0.8%, cash SG&A up 1.6% and EBITDA up 0.9%, with an EBITDA margin expansion of 20bps.

Canada results	4Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q17	Reported	Organic
Volume ('000 hl)	2,372.0			(16.2)	2,355.8	-0.7%	-0.7%
Net revenue	1,346.9	0.2	94.1	16.8	1,458.0	8.2%	1.3%
Net revenue/hl	567.8	0.1	39.9	11.0	618.9	9.0%	1.9%
COGS	(442.6)	(0.1)	(30.3)	(10.1)	(483.2)	9.2%	2.3%
COGS/hl	(186.6)	(0.0)	(12.9)	(5.6)	(205.1)	9.9%	3.0%
COGS excl. deprec.&amort.	(397.7)	(0.1)	(28.4)	(15.2)	(441.3)	11.0%	3.8%
COGS/hl excl. deprec. &amort	(167.6)	(0.0)	(12.1)	(7.6)	(187.3)	11.7%	4.5%
Gross profit	904.3	0.1	63.7	6.7	974.9	7.8%	0.7%
Gross margin	67.1%				66.9%	-20 bps	-30 bps
SG&A excl. deprec.&amort.	(453.4)	(0.1)	(35.6)	(19.0)	(508.2)	12.1%	4.2%
SG&A deprec.&amort.	(10.7)	(0.0)	(0.1)	(17.8)	(28.6)	167.9%	166.9%
SG&A total	(464.1)	(0.1)	(35.7)	(36.8)	(536.8)	15.7%	7.9%
Other operating income/expenses	(4.8)	0.0	0.1	6.2	1.5	-130.4%	-128.9%
Normalized EBIT	435.4	(0.0)	28.1	(23.9)	439.6	1.0%	-5.5%
Normalized EBIT margin	32.3%				30.1%	-220 bps	-210 bps
Normalized EBITDA	491.1	(0.0)	30.1	(11.2)	510.0	3.9%	-2.3%
Normalized EBITDA margin	36.5%				35.0%	-150 bps	-130 bps

Canada results	FY16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY17	Reported	Organic
Volume ('000 hl)	10,254.5	10.3		(129.1)	10,135.7	-1.2%	-1.3%
Net revenue	6,461.9	5.9	(437.8)	13.6	6,043.5	-6.5%	0.2%
Net revenue/hl	630.2	(0.1)	(43.2)	9.4	596.3	-5.4%	1.5%
COGS	(2,122.1)	(3.0)	143.7	(2.7)	(1,984.2)	-6.5%	0.1%
COGS/hl	(206.9)	(0.1)	14.2	(2.9)	(195.8)	-5.4%	1.4%
COGS excl. deprec.&amort.	(1,974.6)	(2.9)	132.4	16.5	(1,828.6)	-7.4%	-0.8%
COGS/hl excl. deprec. &amort	(192.6)	(0.1)	13.1	(0.8)	(180.4)	-6.3%	0.4%
Gross profit	4,339.7	2.9	(294.2)	10.9	4,059.4	-6.5%	0.3%
Gross margin	67.2%				67.2%	bps	bps
SG&A excl. deprec.&amort.	(2,289.3)	(4.1)	157.3	(37.5)	(2,173.5)	-5.1%	1.6%
SG&A deprec.&amort.	(67.2)	(0.0)	5.7	(17.2)	(78.7)	17.2%	25.7%
SG&A total	(2,356.4)	(4.1)	163.0	(54.7)	(2,252.2)	-4.4%	2.3%
Other operating income/expenses	(21.6)	0.5	(0.4)	27.1	5.6	-126.0%	-125.2%
Normalized EBIT	1,961.7	(0.7)	(131.5)	(16.7)	1,812.8	-7.6%	-0.9%
Normalized EBIT margin	30.4%				30.0%	-40 bps	-40 bps
Normalized EBITDA	2,176.4	(0.5)	(148.5)	19.7	2,047.1	-5.9%	0.9%
Normalized EBITDA margin	33.7%				33.9%	20 bps	20 bps

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 17

Other operating income / (expense)

Other operating income totaled R$ 450.3 million in 4Q17, which represents an increase of 189.4% compared to the same period of previous year, mainly driven by an easy comparable in 4Q16.

In FY17, Other operating Income totaled R$ 1,217.3 million, compared to R$ 1,223.0 million last year.

Other operating income/(expenses)	4Q16	4Q17	FY16	FY17

R$ million

Government grants/NPV of long term fiscal incentives	196.2	346.9	1,166.5	993.8
(Additions to)/reversals of provisions	(85.8)	34.9	(132.9)	(12.9)
Net gain on disposal of property, plant and equipment and intangible assets	31.1	44.3	70.9	91.1
Net other operating income/(expenses)	16.4	24.2	118.6	145.4

	157.9	450.3	1,223.0	1,217.3

Exceptional itens

In 2017, we recorded an expense of R$ 108.7 million in exceptional items mainly in connection with restructuring costs, compared to an income of R$ 1,134.3 million in 2016, mostly explained by a non-cash gain on stocks swap recorded in 4Q16 as a result of the swap agreement with Anheuser-Busch InBev SA (ABI) pursuant to which on December 31st, 2016 the Company transferred to AB InBev its businesses in Colombia, Peru and Ecuador, and AB InBev transferred its Panamanian business to the Company.

Exceptional items	4Q16	4Q17	FY16	FY17

R$ million

Result from exchange transaction of shareholdings	1,240.0		1,240.0
Restructuring	(45.1)	(24.5)	(79.8)	(105.5)
Costs of new acquisition	(20.9)	(2.7)	(29.8)	(3.8)
Other exceptional items	4.0	(0.2)	4.0	0.6

	1,177.9	(27.4)	1,134.3	(108.7)

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 18

Net finance results

Net finance results totaled an expense of R$ 1,247.5 million in 4Q17. In the full year, net finance results totaled an expense of R$ 3,493.9 million, including two exceptional financial expenses that totaled R$ 976.8 million, of which:

(i)            R$ 835.7 million, with no cash impact, related to foreign exchange translation losses on intragroup loans that were historically reported in equity and were recycled to profit and loss account in 4Q17, upon the reimbursement of these loans; and

(ii)           R$ 141.0 million was paid in connection with the Brazilian Federal Tax Regularization Program (PERT), as detailed in the “Provision for income tax & social contribution” section (page 19).

Excluding such exceptional financial expenses, net finance result totaled R$ 411.8 million in the quarter and R$ 2,517.1 million in the full year (-32.0%), mainly driven by (i) interest expenses, which include the put option of our investment in the Dominican Republic (around R$ 600 million in FY17), and (ii) losses on derivative instruments.

Net finance results	4Q16	4Q17	FY16	FY17

R$ million

Interest income	85.7	124.9	513.6	458.8
Interest expenses	(416.1)	(415.5)	(1,543.4)	(1,569.4)
Gains/(losses) on derivative instruments	(291.9)	(121.9)	(1,461.6)	(543.0)
Gains/(losses) on non-derivative instruments	219.8	118.9	(62.8)	(111.9)
Taxes on financial transactions	(105.0)	(64.9)	(224.6)	(179.7)
Other financial income/(expenses), net	(400.7)	(53.3)	(923.2)	(572.0)

Exceptional financial expenses		(835.7)		(976.8)

Net finance results	(908.2)	(1,247.5)	(3,702.0)	(3,493.9)

As of December 31st, 2017 we held a net cash position of R$ 7,811.6 (up from R$ 2,763.3 million as of December 31st, 2016). Consolidated debt corresponded to R$ 2,553.1 million whereas cash and cash equivalents less bank overdrafts totaled R$ 10,352.7 million, up from R$ 7,876.8 million as of December 31st, 2016.

	December 31st, 2016			December 31st, 2017
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	726.0	1,165.3	1,891.2	351.4	733.5	1,084.9
Foreign Currency	2,904.7	600.5	3,505.1	969.7	498.4	1,468.1
Consolidated Debt	3,630.6	1,765.7	5,396.3	1,321.1	1,231.9	2,553.1

Cash and Cash Equivalents less Bank Overdrafts			7,876.8			10,352.7
Current Investment Securities			282.8			11.9

Net Debt/ (Cash)			(2,763.3)			(7,811.6)

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 19

Provision for income tax & social contribution

The weighted nominal tax rate in the quarter was 31.3%, similar to 31.1% in 4Q16. In the full year, it was 29.2%, compared to 30.2% in FY16.

The effective tax rate was up in the quarter from 9.9% to 34.3%, due to (i) lower interest on shareholders’ equity, and (ii) an exceptional non-cash tax expense of approximately R$ 510 million related to tax effects of foreign exchange variation on intragroup loans, as detailed in the “Net finance results” section (page 18).

In FY17, the effective tax rate was 39.3% versus 2.4% in FY16, as we not only faced a tough comparable, but were also impacted by another exceptional tax adjustment of R$ 2,784.7 million linked to the Brazilian Federal Tax Regularization Program (PERT). As announced on September 29th, 2017, the Company adhered to a special tax regularization program, involving tax contingencies that were under dispute, including contingencies related to corporate income tax. The total amount to be paid is approximately R$ 3.5 billion, of which approximately R$1.0 billion was already paid in 2017 and the remainder will be paid in 145 monthly installments starting from January 2018, plus interests.

Adjusted by these two exceptional tax adjustments, the effective tax rate was 23.9% in the quarter and 12.8% in the full year.

			FY16	FY17
Income tax and social contribution
R$ million	4Q16	4Q17

Profit before tax	5,364.1	5,021.9	13,398.4	12,929.8

Adjustment on taxable basis
Non-taxable net financial and other income	(78.1)	(68.3)	(392.0)	(310.9)
Goverment grants (VAT)	(428.9)	(622.5)	(1,528.6)	(1,889.1)
Share of results of joint ventures	3.4	4.9	5.0	3.1
Expenses not deductible	168.6	(101.2)	539.3	91.1
Foreign profits taxed in Brazil	(63.3)	147.4	788.7	12.9
	4,965.7	4,382.2	12,810.7	10,836.9
Aggregated weighted nominal tax rate	31.1%	31.3%	30.2%	29.2%
Taxes – nominal rate	(1,543.5)	(1,373.3)	(3,864.0)	(3,166.6)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	717.1	-	1,867.7	1,649.0
Tax benefit - amortization on tax books	35.5	46.3	142.0	175.3
Exceptional item - Brazilian Federal Tax Regularization Program		189.4		(2,784.7)
Other tax adjustments	260.5	(584.9)	1,539.3	(952.3)
Income tax and social contribution expense	(530.3)	(1,722.5)	(315.0)	(5,079.3)
Effective tax rate	9.9%	34.3%	2.4%	39.3%
Normalized effective tax rate	9.9%	23.9%	2.4%	12.8%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of December 31st, 2017.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,727,217,492	61.9%
FAHZ	1,605,713,901	10.2%
Market	4,377,289,989	27.9%
Outstanding	15,710,221,382	100.0%
Treasury	7,394,037
TOTAL	15,717,615,419
Free float B3	3,094,708,378	19.7%
Free float NYSE	1,282,581,611	8.2%

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 20

Reconciliation between no normalized EBITIDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q16	4Q17	FY16	FY17
Profit - Ambev holders	4,672.4	3,119.4	12,546.6	7,331.9
Non-controlling interest	161.4	179.9	536.8	518.5
Income tax expense	530.3	1,722.5	315.0	5,079.3
Profit before taxes	5,364.1	5,021.8	13,398.4	12,929.8
Share of results of joint ventures	3.4	4.9	5.0	3.1
Net finance results	908.2	1,247.5	3,702.0	3,493.9
Exceptional items	(1,177.9)	27.4	(1,134.3)	108.7
Normalized EBIT	5,097.8	6,301.7	15,971.0	16,535.5
Depreciation & amortization - total	916.9	994.4	3,512.0	3,612.1
Normalized EBITDA	6,014.7	7,296.1	19,483.1	20,147.6

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 21

Q4 2017 Earnings Conference Call
Speakers:	Bernardo Paiva Chief Executive Officer
Ricardo Rittes Chief Financial and Investor Relations Officer

Language:	English

Date:	March 1st, 2018 (Thursday)

Time:	13:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1 (844) 839-2182
	International participants	+ 1 (412) 317-2503

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

http://webcast.engage-x.com/Cover.aspx?PlatformId=44UvlPL86Im2zlEKHcfMKQ%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10117087 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Nicole Brink Andre Thomaz (+55 11) 2122-1415 (+55 11) 2122-1414 nicole.brink@ambev.com.br andre.thomaz@ambev.com.br

ir.ambev.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

.

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 22

Ambev - Segment financial information
Organic results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	4Q16	4Q17%		4Q16	4Q17%		4Q16	4Q17%
Volumes (000 hl)	22,605	23,768	5.1%	7,739	7,451	-3.7%	30,343	31,219	2.9%

R$ million
Net sales	6,427.1	7,404.5	15.2%	1,215.3	1,296.3	6.7%	7,642.4	8,700.7	13.8%
% of total	48.8%	49.3%		9.2%	8.6%		58.0%	57.9%
COGS	(2,144.5)	(2,146.3)	0.1%	(488.0)	(540.0)	10.7%	(2,632.4)	(2,686.4)	2.0%
% of total	46.5%	43.0%		10.6%	10.8%		57.1%	53.9%
Gross profit	4,282.7	5,258.1	22.8%	727.3	756.2	4.0%	5,009.9	6,014.3	20.0%
% of total	50.0%	52.4%		8.5%	7.5%		58.5%	59.9%
SG&A	(1,876.8)	(2,251.9)	20.0%	(261.1)	(309.2)	18.4%	(2,137.9)	(2,561.1)	19.8%
% of total	51.7%	53.8%		7.2%	7.4%		58.9%	61.2%
Other operating income/(expenses)	81.9	261.3	nm	78.0	116.5	49.4%	159.9	377.8	136.3%
% of total	51.9%	58.0%		49.4%	25.9%		101.2%	83.9%
Normalized EBIT	2,487.8	3,267.5	31.3%	544.1	563.5	3.6%	3,031.9	3,831.0	26.4%
% of total	48.8%	51.9%		10.7%	8.9%		59.5%	60.8%
Normalized EBITDA	2,972.3	3,788.5	27.5%	625.6	682.9	9.2%	3,597.9	4,471.4	24.3%
% of total	49.4%	51.9%		10.4%	9.4%		59.8%	61.3%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-33.4%	-29.0%		-40.2%	-41.7%		-34.4%	-30.9%
Gross profit	66.6%	71.0%		59.8%	58.3%		65.6%	69.1%
SG&A	-29.2%	-30.4%		-21.5%	-23.9%		-28.0%	-29.4%
Other operating income/(expenses)	1.3%	3.5%		6.4%	9.0%		2.1%	4.3%
Normalized EBIT	38.7%	44.1%		44.8%	43.5%		39.7%	44.0%
Normalized EBITDA	46.2%	51.2%		51.5%	52.7%		47.1%	51.4%

Per hectoliter - (R$/hl)
Net sales	284.3	311.5	9.6%	157.0	174.0	10.8%	251.9	278.7	10.7%
COGS	(94.9)	(90.3)	-4.8%	(63.1)	(72.5)	14.9%	(86.8)	(86.0)	-0.8%
Gross profit	189.5	221.2	16.8%	94.0	101.5	8.0%	165.1	192.7	16.7%
SG&A	(83.0)	(94.7)	14.1%	(33.7)	(41.5)	23.0%	(70.5)	(82.0)	16.4%
Other operating income/(expenses)	3.6	11.0	203.4%	10.1	15.6	55.2%	5.3	12.1	129.7%
Normalized EBIT	110.1	137.5	24.9%	70.3	75.6	7.6%	99.9	122.7	22.8%
Normalized EBITDA	131.5	159.4	21.2%	80.8	91.7	13.4%	118.6	143.2	20.8%

Ambev - Segment financial information
Organic results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	4Q16	4Q17%		4Q16	4Q17%		4Q16	4Q17%		4Q16	4Q17%
Volumes (000 hl)	10,010	10,432	5.8%	2,632	3,424	4.3%	2,372	2,356	-0.7%	45,358	47,431	3.4%

R$ million
Net sales	3,152.9	3,484.9	22.6%	1,035.3	1,383.6	15.0%	1,346.9	1,458.0	1.3%	13,177.5	15,027.2	14.7%
% of total	23.9%	23.2%		7.9%	9.2%		10.2%	9.7%		100.0%	100.0%
COGS	(1,062.1)	(1,241.7)	30.6%	(470.4)	(577.0)	10.4%	(442.6)	(483.2)	2.3%	(4,607.6)	(4,988.3)	9.3%
% of total	23.1%	24.9%		10.2%	11.6%		9.6%	9.7%		100.0%	100.0%
Gross profit	2,090.8	2,243.1	18.7%	564.9	806.6	18.9%	904.3	974.9	0.7%	8,569.9	10,038.9	17.3%
% of total	24.4%	22.3%		6.6%	8.0%		10.6%	9.7%		100.0%	100.0%
SG&A	(761.5)	(683.7)	6.3%	(266.5)	(405.9)	20.5%	(464.1)	(536.8)	7.9%	(3,630.0)	(4,187.5)	15.7%
% of total	21.0%	16.3%		7.3%	9.7%		12.8%	12.8%		100.0%	100.0%
Other operating income/(expenses)	(2.7)	26.5	nm	5.6	44.6	nm	(4.8)	1.5	####	157.9	450.3	189.4%
% of total	-1.7%	5.9%		3.6%	9.9%		-3.0%	0.3%		100.0%	100.0%
Normalized EBIT	1,326.5	1,585.9	27.5%	304.0	445.2	31.0%	435.4	439.6	-5.5%	5,097.8	6,301.7	24.2%
% of total	26.0%	25.2%		6.0%	7.1%		8.5%	7.0%		100.0%	100.0%
Normalized EBITDA	1,527.5	1,754.8	23.6%	398.2	559.9	25.2%	491.1	510.0	-2.3%	6,014.7	7,296.1	22.0%
% of total	25.4%	24.1%		6.6%	7.7%		8.2%	7.0%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-33.7%	-35.6%		-45.4%	-41.7%		-32.9%	-33.1%		-35.0%	-33.2%
Gross profit	66.3%	64.4%		54.6%	58.3%		67.1%	66.9%		65.0%	66.8%
SG&A	-24.2%	-19.6%		-25.7%	-29.3%		-34.5%	-36.8%		-27.5%	-27.9%
Other operating income/(expenses)	-0.1%	0.8%		0.5%	3.2%		-0.4%	0.1%		1.2%	3.0%
Normalized EBIT	42.1%	45.5%		29.4%	32.2%		32.3%	30.1%		38.7%	41.9%
Normalized EBITDA	48.4%	50.4%		38.5%	40.5%		36.5%	35.0%		45.6%	48.6%

Per hectoliter - (R$/hl)
Net sales	315.0	334.1	15.9%	393.3	404.1	8.3%	567.8	618.9	1.9%	290.5	316.8	10.8%
COGS	(106.1)	(119.0)	23.5%	(178.7)	(168.5)	5.0%	(186.6)	(205.1)	3.0%	(101.6)	(105.2)	5.6%
Gross profit	208.9	215.0	12.2%	214.6	235.6	11.2%	381.2	413.8	1.4%	188.9	211.7	13.5%
SG&A	(76.1)	(65.5)	0.5%	(101.2)	(118.6)	12.1%	(195.6)	(227.8)	8.7%	(80.0)	(88.3)	11.6%
Other operating income/(expenses)	(0.3)	2.5	nm	2.1	13.0	nm	(2.0)	0.6	-129.1%	3.5	9.5	177.3%
Normalized EBIT	132.5	152.0	20.5%	115.5	130.0	20.6%	183.6	186.6	-4.8%	112.4	132.9	19.9%
Normalized EBITDA	152.6	168.2	16.8%	151.3	163.5	16.2%	207.0	216.5	-1.6%	132.6	153.8	17.7%

.

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 23

Ambev - Segment financial information
Organic Results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	FY16	FY17%		FY16	FY17%		FY16	FY17%
Volumes (000 hl)	79,670	80,234	0.7%	27,291	26,126	-4.3%	106,961	106,360	-0.6%

R$ million
Net sales	21,173.1	22,509.3	6.3%	3,781.5	3,843.7	1.6%	24,954.6	26,353.0	5.6%
% of total	46.4%	47.0%		8.3%	8.0%		54.7%	55.0%
COGS	(7,339.9)	(7,895.1)	7.6%	(1,731.9)	(1,994.4)	15.2%	(9,071.8)	(9,889.5)	9.0%
% of total	44.0%	43.8%		10.4%	11.1%		54.4%	54.8%
Gross profit	13,833.2	14,614.3	5.6%	2,049.6	1,849.3	-9.8%	15,882.8	16,463.6	3.7%
% of total	47.8%	48.9%		7.1%	6.2%		54.9%	55.1%
SG&A	(7,095.9)	(7,390.9)	4.2%	(988.6)	(1,082.5)	9.5%	(8,084.5)	(8,473.4)	4.8%
% of total	50.1%	50.8%		7.0%	7.4%		57.0%	58.3%
Other operating income/(expenses)	969.8	825.0	-14.9%	304.3	267.7	-12.0%	1,274.1	1,092.7	-14.2%
% of total	79.3%	67.8%		24.9%	22.0%		104.2%	89.8%
Normalized EBIT	7,707.1	8,048.3	4.4%	1,365.3	1,034.6	-24.2%	9,072.4	9,082.9	0.1%
% of total	48.3%	48.7%		8.5%	6.3%		56.8%	54.9%
Normalized EBITDA	9,618.6	10,046.4	4.4%	1,702.6	1,344.6	-21.0%	11,321.2	11,391.0	0.6%
% of total	49.4%	49.9%		8.7%	6.7%		58.1%	56.5%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-34.7%	-35.1%		-45.8%	-51.9%		-36.4%	-37.5%
Gross profit	65.3%	64.9%		54.2%	48.1%		63.6%	62.5%
SG&A	-33.5%	-32.8%		-26.1%	-28.2%		-32.4%	-32.2%
Other operating income/(expenses)	4.6%	3.7%		8.0%	7.0%		5.1%	4.1%
Normalized EBIT	36.4%	35.8%		36.1%	26.9%		36.4%	34.5%
Normalized EBITDA	45.4%	44.6%		45.0%	35.0%		45.4%	43.2%

Per hectoliter - (R$/hl)
Net sales	265.8	280.5	5.6%	138.6	147.1	6.2%	233.3	247.8	6.2%
COGS	(92.1)	(98.4)	6.8%	(63.5)	(76.3)	20.3%	(84.8)	(93.0)	9.6%
Gross profit	173.6	182.1	4.9%	75.1	70.8	-5.7%	148.5	154.8	4.2%
SG&A	(89.1)	(92.1)	3.4%	(36.2)	(41.4)	14.4%	(75.6)	(79.7)	5.4%
Other operating income/(expenses)	12.2	10.3	-15.5%	11.1	10.2	-8.1%	11.9	10.3	-13.8%
Normalized EBIT	96.7	100.3	3.7%	50.0	39.6	-20.8%	84.8	85.4	0.7%
Normalized EBITDA	120.7	125.2	3.7%	62.4	51.5	-17.5%	105.8	107.1	1.2%

Ambev - Segment financial information
Organic Results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	FY16	FY17%		FY16	FY17%		FY16	FY17%		FY16	FY17%
Volumes (000 hl)	32,934	34,062	5.9%	9,671	12,272	1.9%	10,254	10,136	-1.3%	159,822	162,829	0.9%

R$ million
Net sales	10,212.9	10,769.7	26.1%	3,973.2	4,733.0	8.8%	6,461.9	6,043.5	0.2%	45,602.6	47,899.3	9.6%
% of total	22.4%	22.5%		8.7%	9.9%		14.2%	12.6%		100.0%	100.0%
COGS	(3,685.4)	(4,122.6)	36.4%	(1,798.6)	(2,045.6)	6.4%	(2,122.1)	(1,984.2)	0.1%	(16,678.0)	(18,041.8)	13.4%
% of total	22.1%	22.9%		10.8%	11.3%		12.7%	11.0%		100.0%	100.0%
Gross profit	6,527.5	6,647.2	20.5%	2,174.5	2,687.4	10.8%	4,339.7	4,059.4	0.3%	28,924.6	29,857.5	7.5%
% of total	22.6%	22.3%		7.5%	9.0%		15.0%	13.6%		100.0%	100.0%
SG&A	(2,697.4)	(2,483.7)	16.6%	(1,038.3)	(1,330.0)	-0.9%	(2,356.4)	(2,252.2)	2.3%	(14,176.6)	(14,539.3)	6.1%
% of total	19.0%	17.1%		7.3%	9.1%		16.6%	15.5%		100.0%	100.0%
Other operating income/(expenses)	(39.0)	41.2	nm	9.6	77.8	nm	(21.6)	5.6	-125.2%	1,223.0	1,217.3	0.4%
% of total	-3.2%	3.4%		0.8%	6.4%		-1.8%	0.5%		100.0%	100.0%
Normalized EBIT	3,791.1	4,204.6	25.4%	1,145.8	1,435.2	27.6%	1,961.7	1,812.8	-0.9%	15,971.0	16,535.5	8.1%
% of total	23.7%	25.4%		7.2%	8.7%		12.3%	11.0%		100.0%	100.0%
Normalized EBITDA	4,501.7	4,866.7	24.0%	1,483.8	1,842.9	23.3%	2,176.4	2,047.1	0.9%	19,483.1	20,147.6	7.9%
% of total	23.1%	24.2%		7.6%	9.1%		11.2%	10.2%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.1%	-38.3%		-45.3%	-43.2%		-32.8%	-32.8%		-36.6%	-37.7%
Gross profit	63.9%	61.7%		54.7%	56.8%		67.2%	67.2%		63.4%	62.3%
SG&A	-26.4%	-23.1%		-26.1%	-28.1%		-36.5%	-37.3%		-31.1%	-30.4%
Other operating income/(expenses)	-0.4%	0.4%		0.2%	1.6%		-0.3%	0.1%		2.7%	2.5%
Normalized EBIT	37.1%	39.0%		28.8%	30.3%		30.4%	30.0%		35.0%	34.5%
Normalized EBITDA	44.1%	45.2%		37.3%	38.9%		33.7%	33.9%		42.7%	42.1%

Per hectoliter - (R$/hl)
Net sales	310.1	316.2	19.0%	410.8	385.7	5.5%	630.2	596.3	1.5%	285.3	294.2	8.5%
COGS	(111.9)	(121.0)	28.8%	(186.0)	(166.7)	3.7%	(206.9)	(195.8)	1.4%	(104.4)	(110.8)	12.2%
Gross profit	198.2	195.1	13.8%	224.8	219.0	7.1%	423.2	400.5	1.5%	181.0	183.4	6.4%
SG&A	(81.9)	(72.9)	10.1%	(107.4)	(108.4)	-2.4%	(229.8)	(222.2)	3.6%	(88.7)	(89.3)	5.1%
Other operating income/(expenses)	(1.2)	1.2	nm	1.0	6.3	nm	(2.1)	0.6	-125.5%	7.7	7.5	-0.5%
Normalized EBIT	115.1	123.4	18.4%	118.5	116.9	20.5%	191.3	178.9	0.4%	99.9	101.6	7.1%
Normalized EBITDA	136.7	142.9	17.1%	153.4	150.2	17.1%	212.2	202.0	2.2%	121.9	123.7	6.8%

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 24

CONSOLIDATED BALANCE SHEET	December 31st, 2017	December 31st, 2016
R$ million
Assets
Current assets
Cash and cash equivalents	10,354.5	7,876.8
Investment securities (CURRENT)	11.9	282.8
Derivative financial instruments (current assets)	350.0	196.7
Trade receivables (current)	4,944.8	4,368.1
Inventories	4,319.0	4,347.1
Income tax and social contributions receivable (current)	2,770.4	4,693.7
Other taxes receivable (current)	600.2	729.6
Other assets (current)	1,367.3	1,392.2
	24,718.1	23,887.0
Non-current assets
Investment securities	122.0	104.3
Derivative financial instruments (assets)	35.2	16.3
Income tax and social contributions receivable (non-current)	2,312.7	4.5
Deferred tax assets	2,279.3	2,268.1
Other taxes receivable (non-current)	225.0	343.1
Other assets (non-current)	1,964.4	1,973.6
Employee benefits	58.4	33.5
Investments in associates	238.0	300.1
Property, plant and equipment	18,822.3	19,153.8
Intangible assets	4,674.7	5,245.9
Goodwill	31,401.9	30,511.2
	62,133.9	59,954.4

Total assets	86,852.0	83,841.4

Equity and liabilities
Current liabilities
Trade payables (current)	11,853.9	10,868.8
Derivative financial instruments (current liabilities)	215.1	686.4
Interest-bearing loans and borrowings (current)	1,321.1	3,630.6
Bank overdrafts	1.8	-
Payroll and social security payables	1,047.2	686.6
Dividends and interest on shareholder´s equity payable	1,778.6	1,714.4
Income tax and social contribution payable (current)	1,668.4	904.2
Taxes and contributions payable (current)	3,825.4	3,378.2
Put option granted on subsidiary and other liabilities (current)	6,807.9	6,735.8
Provisions	169.0	168.6
	28,688.4	28,773.6
Non-current liabilities
Trade payables (non-current)	175.1	237.8
Derivative financial instruments (liabilities)	2.4	27.0
Interest-bearing loans and borrowings	1,231.9	1,765.7
Deferred tax liabilities	2,329.3	2,329.7
Income tax and social contribution payable	2,418.0	-
Taxes and contributions payable (non-current)	771.6	681.4
Put option granted on subsidiary and other liabilities (non-current)	429.1	471.8
Provisions (non-CURRENT)	512.6	765.4
Employee benefits (non CURRENT)	2,310.7	2,137.7
	10,180.7	8,416.5

Total liabilities	38,869.1	37,190.1

Equity
Issued capital	57,614.1	57,614.2
Reserves	63,361.2	64,230.0
Comprehensive income	(74,966.5)	(77,019.1)
Equity attributable to equity holders of Ambev	46,008.8	44,825.1
Non-controlling interests	1,974.1	1,826.2
Total Equity	47,982.9	46,651.3

Total equity and liabilities	86,852.0	83,841.4

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 25

CONSOLIDATED STATEMENT OF OPERATIONS				FY16
R$ million	4Q17	4Q16	FY17

Net sales	15,027.2	13,177.5	47,899.3	45,602.6
Cost of sales	(4,988.3)	(4,607.6)	(18,041.8)	(16,678.0)
Gross profit	10,038.9	8,569.9	29,857.5	28,924.6

Sales and marketing expenses	(3,168.6)	(3,056.2)	(11,915.5)	(12,010.5)
Administrative expenses	(1,018.9)	(573.9)	(2,623.8)	(2,166.1)
Other operating income/(expenses)	450.3	157.9	1,217.3	1,223.0

Normalized EBIT	6,301.7	5,097.8	16,535.5	15,971.0

Exceptional items	(27.4)	1,177.9	(108.7)	1,134.3

Income from operations (EBIT)	6,274.3	6,275.7	16,426.8	17,105.4

Net finance results	(1,247.5)	(908.2)	(3,493.9)	(3,702.0)
Share of results of joint ventures	(4.9)	(3.4)	(3.1)	(5.0)

Profit before income tax	5,021.8	5,364.1	12,929.8	13,398.4

Income tax expense	(1,722.5)	(530.3)	(5,079.3)	(315.0)

Profit	3,299.3	4,833.7	7,850.5	13,083.4
Attributable to:
Equity holders of Ambev	3,119.4	4,672.4	7,331.9	12,546.6
Non-controlling interest	179.9	161.4	518.5	536.8

Basic earnings per share (common)	0.20	0.30	0.47	0.80
Diluted earnings per share (common)	0.20	0.30	0.46	0.79

Normalized Profit	4,505.5	3,655.8	12,199.7	11,949.1

Normalized basic earnings per share (common)	0.28	0.25	0.74	0.75
Normalized diluted earnings per share (common)	0.27	0.25	0.74	0.75

Nº of basic shares outstanding	15,709.0	15,700.4	15,705.8	15,696.6
Nº of diluted shares outstanding	15,841.2	15,826.9	15,838.1	15,823.2

Fourth Quarter and Full Year 2017 Results March 1, 2018 Page 26

CONSOLIDATED STATEMENT OF CASH FLOWS				FY16
R$ million	4Q17	4Q16	FY17
Cash Flows from Operating Activities
Profit	3,299.3	4,833.7	7,850.5	13,083.4
Depreciation, amortization and impairment	994.4	916.8	3,612.1	3,512.0
Impairment losses on receivables and inventories	34.8	30.8	156.3	196.5
Additions/(reversals) in provisions and employee benefits	3.1	130.3	168.3	347.1
Net finance cost	1,247.5	908.2	3,493.9	3,702.0
Loss/(gain) on sale of property, plant and equipment and intangible assets	(44.0)	(31.1)	(49.4)	(70.9)
Loss/(gain) on sale of operations in associates	(0.3)	-	(41.7)	-
Gains on exchange transaction of shareholdings	-	(1,240.0)	-	(1,240.0)
Equity-settled share-based payment expense	82.1	45.4	209.3	170.3
Income tax expense	1,722.5	530.3	5,079.3	315.0
Share of result of joint ventures	4.9	3.4	3.1	5.0
Other non-cash items included in the profit	(73.1)	32.6	196.3	(737.4)
Cash flow from operating activities before changes in working capital and use of provisions	7,271.2	6,160.6	20,677.9	19,283.1
Decrease/(increase) in trade and other receivables	(1,274.2)	(1,000.9)	(265.6)	(578.4)
Decrease/(increase) in inventories	20.6	(115.7)	(63.8)	(437.1)
Increase/(decrease) in trade and other payables	3,457.9	2,876.2	(105.8)	(565.1)
Cash generated from operations	9,475.5	7,920.2	20,242.7	17,702.5
Interest paid	(150.2)	(109.7)	(557.3)	(724.9)
Interest received	123.7	116.6	337.9	597.7
Dividends received	2.1	98.3	7.3	111.0
Income tax paid	(550.1)	(92.5)	(2,156.6)	(5,341.8)
Cash flow from operating activities	8,901.0	7,932.9	17,874.1	12,344.5
Proceeds from sale of property, plant, equipment and intangible assets	68.9	61.0	101.9	133.6
Acquisition of property, plant, equipment and intangible assets	(1,165.5)	(1,372.1)	(3,203.7)	(4,132.7)
Acquisition of subsidiaries, net of cash acquired	(1.0)	(48.0)	(333.3)	(1,824.2)
Acquisition of other investments	(1.1)	(37.5)	(1.1)	(37.5)
Net proceeds/(investment) of debt securities	(3.9)	20.0	276.9	(37.1)
Net proceeds/(acquisition) of other assets	0.4	(0.2)	86.2	0.0
Cash flow used in investing activities	(1,102.2)	(1,376.7)	(3,073.0)	(5,897.9)
Proceeds/(repurchase) of shares	6.1	3.5	(38.6)	0.4
Proceeds from borrowings	115.7	1,377.4	2,904.4	3,792.0
Repayment of borrowings	(832.7)	(483.8)	(5,441.7)	(1,896.2)
Cash net finance costs other than interests	(907.1)	(539.7)	(1,459.5)	(3,207.8)
Payment of finance lease liabilities	(2.3)	(0.7)	(9.0)	(2.9)
Dividends and interest on shareholders’ equity paid	(4,955.0)	(5,984.8)	(8,819.8)	(10,330.6)
Cash flow used in financing activities	(6,575.1)	(5,628.2)	(12,864.1)	(11,645.1)
Net increase/(decrease) in Cash and cash equivalents	1,223.7	928.0	1,936.9	(5,198.5)
Cash and cash equivalents less bank overdrafts at beginning of period	(15,959.4)	(11,559.6)	7,876.8	13,617.6
Effect of exchange rate fluctuations	788.4	(106.1)	539.0	(542.2)
Cash and cash equivalents less bank overdrafts at end of period	(13,947.4)	(10,737.7)	10,352.7	7,876.8

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer